VK 3/18/04

AM 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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04016115

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kun-Lun Development Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6080 Stewart Avenue

(No. and Street)

Fremont	**CA**	**94538**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Kuo **(510) 661-0260**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

MAR 1 5 2004

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SW

OATH OR AFFIRMATION

I, Gilbert Kuo, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statements and supporting schedules pertain to the firm of Kun-Lun Development Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WEN-YING CHEN

WEN-YING CHEN
Commission # 1258104
Notary Public - California
Alameda County
My Comm. Expires Apr 21, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUN-LUN DEVELOPMENT CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2003

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Board of Directors of
Kun-Lun Development Corporation

We have audited the accompanying statement of financial condition of Kun-Lun Development Corporation (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kun-Lun Development Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
February 20, 2004
except for Note 9, as to which
the date is March 2, 2004

Harb, Levy + Weiland LLP

Kun-Lun Development Corporation
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 9,342
Deposits at clearing organization	100,591
Commissions receivable	46,247
Securities owned, at fair market value	4,669,000
Due from affiliate	895,379
Furniture and office equipment (net of accumulated depreciation of $82,129)	13,944
Prepaid expenses and other assets	2,148
Total assets	$ 5,736,651

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 2,324
Payable to clearing broker	1,486,159
Deferred tax liability	1,369,066
Total liabilities	2,857,549
Stockholder's equity:	
Common stock (50,000,000 shares of no par value authorized; 12,000,000 shares issued and outstanding)	1,210,000
Retained earnings	1,669,102
Total stockholder's equity	2,879,102
Total liabilities and stockholder's equity	$ 5,736,651

See accompanying notes to financial statements

Kun-Lun Development Corporation
Statement of Operations
For the Year Ended December 31, 2003

Revenue:	
Commissions	$ 170,258
Interest and dividends	53,736
Total revenue	223,994
Principal transactions	2,319,226
Expenses:	
Management fees	497,264
Employee compensation and benefits	96,029
Rent	59,652
Interest	27,561
Other	61,752
Depreciation	13,450
Total expenses	755,708
Income before income tax expenses	1,787,512
Income tax expense	988,071
Net Income	$ 799,441

See accompanying notes to financial statements

Kun-Lun Development Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total
Balance, December 31, 2002	$ 1,210,000	$ 869,661	$ 2,079,661
Net Income	-	799,441	799,441
Balance, December 31, 2003	$ 1,210,000	$ 1,669,102	$ 2,879,102

See accompanying notes to financial statements

Kun-Lun Development Corporation
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities:	
Net Income	$ 799,441
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	13,450
Gain on marketable securities	(2,319,226)
Increase in deferred tax liability	939,942
Decrease in deposits at clearing organization	2,265
Increase in commissions receivable	(26,866)
Decrease in due from affiliate	519,414
Decrease in prepaid expenses and other assets	5,592
Decrease in accounts payable and accrued liabilities	(169,091)
Decrease in taxes payable	(2,028)
Total adjustment	(1,036,548)
Net cash used in operating activities	(237,107)
Cash Flows from Investing Activities:	
Purchases of marketable investment securities	(252,916)
Sales of marketable investment securities	238,644
Purchases of furniture and office equipment	(1,457)
Net cash used in investing activities	(15,729)
Cash Flows from Financing Activities:	
Increase in payable to clearing broker	245,632
Decrease in cash	(7,204)
Cash, beginning of year	16,546
Cash, end of year	$ 9,342
Supplemental Information:	
Taxes paid	$ 48,131
Interest paid	27,561

See accompanying notes to financial statements

Kun-Lun Development Corporation
Notes to Financial Statements
December 31, 2003

1. Nature of Business and Summary of Significant Accounting Policies

Business

Kun-Lun Development Corporation (the Company) was incorporated in the State of California on August 17, 1995. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer and is a member of the National Association of Securities Dealers. Securities transactions are cleared through Bear, Stearns and Co., Inc. on a fully disclosed basis.

The Company is a wholly-owned subsidiary of KLD Holdings Company LLC (Holdings).

Cash

Cash consists of demand deposits with commercial banks which at times may exceed insurance limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on these cash balances.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost net of accumulated depreciation. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Securities Owned

Securities owned are valued at market value. The resulting difference between cost and market value is included in the Company's income (loss).

Revenue Recognition

Commission revenue and related expenses arising from security transactions are recorded on a settlement date basis. Revenue and expenses recognized on a settlement date basis are not materially different from a trade date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that while the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

3. Related Party Transactions

Due from affiliate at December 31, 2003 of $895,379 is comprised of a note receivable from Holdings of $856,762 and related accrued interest of $38,617. The note is payable on demand and carries interest at a fixed rate of 2.75%.

During 2003, the Company paid management fees of $497,264 to Holdings for consulting services.

A significant percentage of commission revenues are earned on securities transactions executed on behalf of the Company or Holdings. Management has not determined the amount earned from these transactions included in revenue.

3. Related Party Transactions (continued)

The Company carries out operations from office premises provided by the Company's shareholder.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,098,820, which was $998,820 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .21 to 1.

5. Income Taxes

Deferred tax liabilities relate primarily to the recognition of unrealized market gains and losses of securities held for investment for financial statement purposes versus recognition of gains and losses when investments are sold for tax purposes and for the difference between book and tax depreciation methods. Deferred tax assets were not significant at December 31, 2003.

Net deferred tax liabilities at December 31, 2003 consist of the following:

Deferred tax liabilities	
Federal	$ 1,086,562
State	282,504
Total	$ 1,369,066

5. Income Taxes (continued)

The components of income taxes for the year ended December 31, 2003 are as follows:

Current		
Federal	$ 40,043	
State	8,088	
		$ 48,131
Deferred		
Federal	745,986	
State	193,954	
		939,940
Income tax expense		$ 988,071

6. Deposits Held at Clearing Organization

Under the Company's clearing agreement, a good faith deposit of $100,000 is required to be held at Bear, Stearns and Co., Inc. As of December 31, 2003, the Company had $100,591 on deposit with Bear, Stearns and Co., Inc.

7. Payable to Clearing Broker

The payable to clearing broker of $1,486,159 is for margin loans collateralized by securities owned at market value. The interest rate charged by the clearing broker on this loan is the Federal Funds rate plus 0.75%.

8. Risk Concentration

At December 31, 2003, the Company's investment in equity securities owned at market value of $4,669,000 consisted entirely of 145,000 shares of Intel Corporation common stock.

9. Contingencies

On February 26, 2002, the Company requested a 30 day extension from the NASD to file its annual audit report. However, the NASD claims that the extension request was not filed according to NASD rules and accordingly no extension was granted. Management is pursuing the matter with NASD officials. The accompanying financial statements do not include any adjustments related to this matter.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Kun-Lun Development Corporation as of December 31, 2003

1. Total ownership equity from Statement of Financial Condition			$ 2,879,102	3480
2. Deduct ownership equity not allowable for Net Capital			(-)	3490
3. Total ownership equity qualified for Net Capital			2,879,102	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			$ 2,879,102	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 911,770	3540		
B. Secured demand note delinquency	$	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges	$	3600		
D. Other deductions and/or charges	$	3610	(911,770)	3620
7. Other additions and/or allowable credits (List)	adj haircut for tax provision		546,631	3630
8. Net capital before haircuts on securities positions			$ 2,513,963	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$ 727,103	3734		
D. Undue Concentration	$ 688,040	3650		
E. Other (List)		3736	(1,415,143)	3740
10. Net Capital			$ 1,098,820	3750

OMIT PENNIES

6a: Non-allowable assets

Due from affiliate	$ 895,379
Furniture and office equipment	13,944
Prepaid expenses and other	2,148
Petty cash	299
	$ 911,770

SCHEDULE I
Page 2 of 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Kun-Lun Development Corporation as of December 31, 2003

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 154	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14. Excess net capital (line 10 less 13)	$ 998,820	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 1,098,588	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 2,324	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total Aggregate indebtedness			$ 2,324	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			.21%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. *2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule* 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 or 24)	$	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Kun-Lun Development Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2003

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Kun-Lun Development Corporation
Information Relating to the Possession or
Control Requirements Under 15c3-3
December 31, 2003

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provision of Rule 15c3-3.

Kun-Lun Development Corporation
Reconciliations Pursuant To Rules 15c3-1 and 15c3-3
December 31, 2003

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$1,098,820	$ 2,324	.42%
Computation per Schedule I	1,098,820	2,324	.21%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

To the Board of Directors of
Kun-Lun Development Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kun-Lun Development Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
February 20, 2004
except for Note 9, as to which
the date is March 2, 2004